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                               BONUS RIDER
                             ("THIS RIDER")

BONUS RIDER FOR VARIABLE ANNUITY

This Rider is part of the Contract to which it is attached and is effective upon issue. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control. This Rider will terminate on the Annuity Commencement Date. This Rider amends the Contract as follows:

THE FOLLOWING DEFINITION IN ARTICLE 1 WILL BE AMENDED TO READ AS FOLLOWS:

EARNINGS -- The excess of the Contract Value over the sum of Bonus Credits and Purchase Payments which have not yet been withdrawn from this Contract.

THE FOLLOWING DEFINITIONS WILL BE ADDED TO ARTICLE 1.

BONUS CREDIT -- The additional amount credited to this Contract by Lincoln Life and Annuity Company of New York for each Purchase Payment. Bonus Credits are not considered Purchase Payments. The Bonus Credit is an amount guaranteed above the sum of the Minimum Guaranteed Interest Rate and any additional amounts that are guaranteed under the Contract.

THE FOLLOWING WILL BE ADDED TO ARTICLE 2.

BONUS CREDIT

A Bonus Credit is paid into this Contract by Lincoln Life and Annuity Company of New York for the initial and all subsequent Purchase Payments made to this Contract. In consideration of the Bonus Credit, this Contract has a higher Mortality and Expense Risk and Administrative Charge as well as a higher Contingent Deferred Sales Charge that also has a longer duration than a contract that does not offer this credit.

The amount of the Bonus Credit is calculated as a percentage of the Purchase Payment. The Bonus Credit percentage is based upon the amount of the Owner's Investment. The Bonus Credit percentage is set forth on the Contract Specifications.

If a subsequent Purchase Payment is made on or before the first anniversary of the Contract Date and that Purchase Payment increases the Owner's Investment to a level that qualifies the Purchase Payment for a Bonus Credit percentage which is higher than the Bonus Credit percentage paid on prior Purchase Payments, then an additional Bonus Credit will be paid into the Contract at the time the subsequent Purchase Payment is made. The additional Bonus Credit will be determined by multiplying the sum of the prior Purchase Payments by the additional Bonus Credit percentage. The additional Bonus Credit percentage will be the difference between the percentage applicable to the subsequent Purchase Payment and the percentage applied to the prior Purchase Payments. This additional Bonus Credit will be paid into the Contract on the same date the subsequent Purchase Payment is allocated, and will not be applied to the Contract retroactively to the dates of prior Purchase Payments. This additional Bonus Credit will not

Bonus Credits will be allocated to any Fixed Account, if any and/or the Variable Subaccounts of the Contract at the same time and at the same percentages as the Purchase Payment to which they correspond.

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FORFEITURE OF BONUS CREDIT DUE TO DEATH: If any Owner or Annuitant's death occurs either (i) before, or (ii) within 12 months after any Purchase Payment, the Bonus Credit associated with such Purchase Payment will be forfeited upon receipt of proof, satisfactory to LNL, of the death. However, if a designated Beneficiary of the Death Benefit is the surviving spouse of the deceased and the spouse elects to continue the Contract as the new Owner, the spouse's share of the Bonus Credit will not be forfeited.

                                 Lincoln Life & Annuity Company of New York
                                             /s/ Dennis R. Glass
                                                  President